

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 26, 2022

Jeffrey Glat
Chief Financial Officer
OCA Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: OCA Acquisition Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39901**

Dear Jeffrey Glat:

We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1. We note your proposed disclosure in response to prior comment 1. Please revise to include more of the detail provided in your September 29, 2022 response letter. Specifically, your disclosure should include the fact that two of your directors are citizens of Australia and France, respectively. Also, we note that that there are three non-US owners of OCA V. Tell us who the third is and why have they been excluded from the discussion.

2. Your response letter dated September 29, 2022 states that OCA V is the majority and managing member of the Sponsor, but also that Antara acquired a majority, non-voting interest. Please clarify which entity is the majority owner of the Sponsor.

       You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan H. Deblinger, Esq.